Exhibit: Item 23(g)

CUSTODY AND TRANSFER AGENT ACCOUNT AGREEMENT

First American Bank is requested and authorized to establish and maintain for the undersigned ("Freedom Equity Fund") a Custody Account (Account) on the following terms:

1.   Freedom Equity Fund has delivered to First American Bank under this agreement the securities, contracts, instruments, and financial assets described in Exhibit A, attached hereto. First American Bank agrees to receive hereunder any reasonable additional securities, contracts, instruments and financial assets from Freedom Equity Fund that may hereafter from time to time be delivered to First American Bank.

2.   First American Bank shall hold all securities, contracts, instruments, and financial instruments in the Account. First American Bank shall provide the following services for Freedom Equity Fund:

(a)   Weekly purchases and sales of Freedom Equity Fund Shares
(b)   Confirmation to shareholders of transactions
(c)   Comprehensive statement of fund assets and all transactions to Shareholders and Freedom Equity Fund
(d)   Transferring cash to and from the designated brokers
(e)   Settling all trades with brokers and posting of all dividends
(f)   Valuation of net asset value per share once per week and on the last day of each month
(g)   Statements for income tax purposes
(h)   Should Freedom Equity Fund request First American Bank to render special services not contemplated by this agreement, First American Bank shall receive additional reasonable fees based on the amount of work involved

In all matters pertaining to this Account First American Bank may rely upon instructions from one of the following:

As instructed by resolution of the Board of Trustees of Freedom Equity Fund Officers: The President of Freedom Equity Fund and other officers as may be determined by Freedom Equity Fund's Board of Trustees from time to time.

3.   First American Bank is under no responsibility to render investment advice to Freedom Equity Fund with respect to such securities, contracts, instruments, and financial assets.

4.   In the event that First American Bank has full custody of the property, First American Bank shall execute and make settlement only of sales, exchanges, purchases or

delivery of such securities, contracts, instruments, and financial instruments as Freedom Equity Fund shall direct in writing, except that First American Bank may, without further direction from Freedom Equity Fund, in the exercise of the best judgment, round out corporate stock holdings to full shares by purchase or sale of fractional shares, and unless otherwise previously directed by Freedom Equity Fund, sell at the prevailing market at any time on or after five (5) days prior to the expiration thereof, subscription rights, options and similar rights pertaining to securities held in the Account. Freedom Equity Fund agrees that First American Bank shall have no liability for failing to carry out any instruction from Freedom Equity Fund if First American Bank is unable to do so after the exercise of reasonable diligence.

5.   First American Bank is to notify Freedom Equity Fund of matured or called securities, exchange or conversion privileges and subscription rights or similar proceedings affecting the securities, contracts, instruments, and financial assets held in the Account.

6.   First American Bank may, subject to the determination of the Board of Trustees of Freedom Equity Fund or any officers who have the power to make such authorization as determined by the Board of Trustees of Freedom Equity Fund from time to time, invest and reinvest the cash assets of the Account in such short term bonds, debentures, notes, certificates or money market funds as First American Bank in their discretion shall from time to time select so long as First American Bank consults or obtains consent from Freedom Equity Fund. "Short term" as used herein shall mean an instrument which by their terms mature not more than one year from the date of their purchase.

7.   At periodic intervals but in any event as least each month, First American Bank shall provide Freedom Equity Fund with statements of cash receipts, cash disbursements, and other transactions, both principal and income, and a statement of assets of the Account.

8.   First American Bank is authorized to collect all income or principal payable or distributable with respect to securities, contracts, instruments, and financial assets in the Account. Such income shall be disbursed to shareholders or reinvested as specified by the Board of Trustees or any officers as may be determined by the Board of Trustees from time to time to have such authority.

9.   First American Bank may place assets or securities belonging to Freedom Equity Fund in bearer form or in the name of Freedom Equity Fund at First American Bank, in custody at 1 or more broker dealers, or in book entry at the Federal Reserve Bank as may be required from time to time.

10.   As compensation for First American Bank's services, it is agreed that First American Bank shall receive and charge to the Trust the amounts as specified in First American Bank's schedule of fees (see Appendix A) which is then in current effect at the time such charge is made. A copy of First American Bank's schedule of fees, current as of the date of execution of this agreement, is attached hereto. Freedom Equity Fund agrees to be responsible for any expenses incurred by the Bank in connection with the Account and any taxes or other charges

that are requireqed to be paid in connection therewith.

11.   Freedom Equity Fund is registered in the State of Delaware.
        Freedom Equity Fund's principal office is located in the State of Texas.
        Freedom Equity Fund's taxpayer identification number is _____.

12.   Shareholder may also request an advice to be mailed at no additional cost, within five business days of any security transaction stating the date and time of the execution along with the name of the brokerage firm executing the transaction and the commission, if any, to be paid. In lieu of an advice, the customer agrees by signing this agreement, that periodic transaction statements will suffice as to the form of content and time of notification for security transactions.

13.   Termination Clause: This agreement may be terminated by action of either party by giving thirty (30) days notice written hereto. Upon the dissolution of First American Bank, the Account created herein shall terminate and First American Bank shall, within a reasonable time after the notification of the dissolution of Freedom Equity Fund, deliver all assets then held by First American Bank hereunder to Freedom Equity Fund's representative.

14.   Waiver Clause: No term or condition of this Agreement shall be deemed to have been waived by a party, nor shall there be any estoppel against the enforcement by a party of any provision of this Agreement, except by written instrument executed by the other party. No such written waiver by a party shall be deemed a continuing waiver, unless specifically stated therein, and each such waiver shall operate only as to the specific terms or conditions waived and shall not constitute a waiver of such terms or conditions for the future or as to any act other than that specifically waived.

15.   Governing Law: This agreement shall be interpreted under the laws of the State of Texas, without reference to principles of conflicts of laws, provided that there is no inconsistency with federal laws.

16.   Merger Clause: This Agreement represents our entire understanding with regard to the matters specified herein. Any other agreements, covenant, representations, or warranties, expressed or implied, oral or written, are superseded by this Agreement and are considered void. The parties stipulate that this Agreement is their complete and mutual understanding of the matters specified herein.

17.   Assignment Clause: This agreement may be assigned by either party by giving thirty (30) days written notice to the other party. When duly assigned in accordance with the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the assignee.

18.   Arbitration Provision: Any contract or dispute which may arise between the Client and the Investment Advisor concerning any transaction or the construction, performance, or breach of this agreement shall be settled by arbitration. Any arbitration shall be pursuant to the

rules, then applying, of the American Arbitration Association, except to the extent set forth herein. The arbitration panel shall consist of at least three individuals, with at least one panelist having knowledge of investment advisory activities. The parties agree that any arbitration proceeding pursuant to this provision shall be held in a location as determined by the rules of the American Arbitration Association. The award of the arbitrators shall be final and binding on the parties, and judgment upon the award rendered may be entered into in any court, state or federal, having jurisdiction. The agreement to arbitrate does not entitle the Client to obtain arbitration of claims that would be barred by the relevant statute of limitations if such claims were brought in a court of competent jurisdiction. If at the time a demand for arbitration is made or an election or notice of intention to arbitrate is served, the claims sought to be arbitrated would have been barred by the relevant statute of limitations or other time bar, any party to this agreement may assert the limitations as a bar to the arbitration by applying to the court of competent jurisdiction, and the Client expressly agrees that any issues relating to the application of a statue of limitations or other time bar, may be referred to such a court. The failure to assert such bar by application to a court, however, shall not preclude its assertion before the arbitrators.

a. **Arbitration shall be final and binding on all parties**.

b. **The arbitrators' award is required to include factual findings and legal reasoning**.

c. **The parties are waiving their right to remedies in court, including the right to jury trial, except to the extent that such a waiver would violate applicable law**.

d. **Pre-arbitration discovery is generally more limited than and different from court proceedings**.

e. **The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry**.

f. **The party's right to appeal or to seek modification of ruling by the arbitrators is strictly limited.**

DATED as of the _____ day of _____, 2002.

Representative of Freedom Equity Fund

By: *Juan Gabriel Garcés, President*
        Juan Gabriel Garcés, President
        Freedom Equity Fund

                    Accepted

                    First American Bank, SSB

        By: _____

Authorized Officer

APPENDIX A

The proposed fees for the custodian per portfolio services are:

A base monthly fee of $300.00 plus:

.25 of 1% of First $5,000,000
.15 of 1% on next $10,000,000
.10 of 1% on next $15,000,000
.05 of 1% over $30,000,000